JayHawk Energy, Inc.
6240 E. Seltice Way, Suite C
Post Falls, ID  83854
208-667-1328

07 November 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:       H. Roger Schwall, Assistant Director
Division of Corporation Finance
Karl Hiller
Joanna Lam

Re: JayHawk Energy, Inc
Response Letter dated July 7, 2008
File No. 000-53311

Ladies and Gentlemen:

In accordance with our recent telephone conversation of November 06, the following responses address the comments of the reviewing Staff of the Commission, as set forth in the comment letter dated July 7, 2008 (Comment Letter) relating to the 10-QSB for the Fiscal Quarter Ended March 31, 2008, of JayHawk Energy, Inc. (the “Company”) and the 8-K, Current Report filed on April 03, 2008.  The following responses refer to each of the Staff’s comments by number.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008

Note 2 – Unproved Property, page 10

1.           We understand from your disclosure under this heading and in the Form 8-K that you filed on April 3, 2008 that you may have acquired producing properties and operating pipeline with the Girard Project on March 31, 2008. If this is correct, the terms of the acquisition indicate that this would have been a significant transaction for which you would need to have filed financial statements by June 16, 2008. If you do not believe that financial statements are required, please submit details necessary to understand your view; otherwise advise us of your intentions to comply.

Response:

With completion of the transaction described above, and as described in the Form 8-K filed on April 3, 2008 we did acquire assets consisting of certain oil and gas leases, totaling 4,971 acres, a sixteen (16) mile pipeline, and 34 gas wells.  Of the 34 gas wells, 27 were not connected to the pipeline and had never produced any gas.  The seven (7) that were connected to the pipeline never produced more than 60 Mcf per day in aggregate.

Additionally, before these seven wells could begin producing, a dewatering process was required.  This process took several months of effort.  In fact, we were incorrect to use wording suggesting that we had acquired production.  It would have been more correct to say that we acquired wells that have potential for production and income generation, upon completion of a dewatering process and connection to the pipeline.

We believe that the acquisition was two part: 1.the acquisition of the pipeline, which represented approximately 85% of the value of the transaction, and 2. the leases and wells, which represented roughly 15% of the transaction.  Additionally, we now can confirm, that those wells previously and erroneously described as producing wells, consist of less than 5% of total assets as of the previous fiscal year-end.

Considering that the principal asset acquired was the pipeline, and using the percentages outlined above, we do not consider this to be the acquisition of a business as defined by Item 310(c) of Regulation S-B.  We consider this transaction to be an asset acquisition only and therefore we respectfully suggest that this transaction does not require the submission of audited financial statements.

Note 3 - Proved Property, page 11

2.           We note your response to prior comment 10, requesting that we not object to your presenting Statements of Revenues and Direct Operating Expenses in lieu of full financial statements for your January 16, 2008 acquisition of producing oil and gas properties, stating that "... it will be difficult to prepare a full set of financial statements for the property due to limited information being available from the prior operator and also due to this property not being independent from other properties owned by the prior operator.

We have consulted with our Division Chief Accountant's Office and will require furtherinformation to better understand your situation.  Please address the following points:

•	Explain how the information from the prior operator is limited.
•	Describe your relationship with the prior operator and any ongoing arrangements that you have with the prior operator and owners.
•	Indicate the nature and significance of the other properties held by the prior operator or owner, relative to the property interests that you acquired.
•	Tell whether financial statements were prepared for the other properties by the prior operator or owner, and if so identify the periods of coverage.

Response:

We can provide audited financial operating statements for 12 months prior to the acquisition.  However, the previous operator is now in bankruptcy proceedings and does not have an accounting staff or any means of providing a balance sheet for the segmented operations for the year end December 31, 2007.  Data is not available to our independent public accountants to provide their opinion on the "carve out" of such a balance sheet.

We did not have any previous relationship with the prior operator and there are no ongoing arrangements with the prior operator.  The acquired properties were the only properties held by the prior operator in the United States; all other assets were located in Canada.  In the Form 10-K, Annual Report, of the prior operator, for the period end December 31, 2007, the financial note concerning "Segment Reporting" indicates operations in only North  Dakota of the United States, and in Canada.  The assets were allocated 9 percent to the North Dakota and 91 percent to Canada.  Revenues were allocated 4 and 96 percent to North Dakota and Canada, respectively.

Thank you for your ongoing consideration of this issue.  If you should require any additional information or clarification, please do not hesitate to contact the undersigned.

Very truly yours,

By: /s/ Thomas G. Ryman
Name: Thomas G. Ryman Title: Chief Financial Officer